Exhibit 2.3







KATANGA MINING LIMITED

December 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results of operations and financial condition of Katanga Mining Limited ("Katanga" or the "Company") and should be read in conjunction with its 2008 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts unless otherwise indicated are in United States dollars. This information has been prepared as of March 26, 2009. Katanga's common shares, warrants and notes trade on the TSX Exchange under the symbols "KAT" "KAT.WT" and "KAT.NT" respectively. Its most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the internet at www.sedar.com.

1.       Company Overview

Katanga Mining Limited ("Katanga" or the "Company") is incorporated under the laws of Bermuda.

Katanga, through Kamoto Copper Company SARL ("KCC") and DRC Copper and Cobalt Project SARL ("DCP"), is engaged in copper and cobalt mining and related activities. KCC and DCP operate on adjacent properties in the Democratic Republic of Congo ("DRC") and are working to create a major single-site copper and cobalt operation.

KCC and DCP are engaged in the exploration, refurbishment and rehabilitation of the Kamoto/Dima mining complex (the "Kamoto Project") and the copper and cobalt mines of KOV and Tilwezembe, respectively in the DRC.

The Kamoto Project includes exploration and mining properties, the Kamoto concentrator, the Luilu metallurgical plant, the Kamoto underground mine and two oxide open pit resources in the Kolwezi district of the DRC. The Kamoto Project commenced commercial production on June 1, 2008 following the completion of operational commissioning of the initial phase of development.

DCP's assets include mining properties, a concentrator and various oxide open pit resources, the largest of which is the KOV pit.. The KOV pit which is the largest resource of DCP is not yet in commercial production.

The Company has prepared a revised production plan with an initial 150,000 tonnes per annum ("tpa") production target. It is proposed that this will be achieved by maintaining capacity at 70,000 tpa until 2010, and rehabilitating the remainder of the KTC Concentrator and Luilu metallurgical facility to 150,000 tpa by 2012. Thereafter, the Company expects to continue the ramp-up to in excess of 300,000 tpa, utilizing new SX/EW modules.

2.       Highlights and Outlook

Highlights for the calendar year ended December 31, 2008

o On January 11, 2008, Katanga Mining Ltd completed the merger acquisition of Nikanor plc, combining adjacent properties and premium assets in the Democratic Republic of Congo into a major single-site operation with the potential to become Africa's largest copper producer and the world's largest cobalt producer. The merger was implemented by way of an offer by Katanga for Nikanor together with a cash return to Nikanor Shareholders of US$452 million.

o The first commercial cobalt metal was produced in May 2008 and shipped in June 2008.

o Kamoto Copper Company commenced commercial production as of June 1, 2008 as the first phase of rehabilitation was completed.

o In line with revised estimates which took into consideration mine capacity constraints (including an isolated transformer fire incident at the Luilu metallurgical plant which resulted in operations being halted in the fourth quarter between November 12 - 26, 2008 while a replacement was fitted), production for the year was as follows: 22,122 tonnes of copper cathode, 749 tonnes of cobalt metal, and 36,658 tonnes of concentrate. In addition, on November 21, 2008, cobalt concentrate production was suspended until it becomes economically viable.

o Total sales for the year were US$210 million, comprising US$46 million (18,557 tonnes) for copper cathode, US$26 million (630 tonnes) for cobalt metal, and US$138 million (47,158 tonnes) for cobalt concentrate sales.

o Kamoto Underground Mine's Phase II rehabilitation commenced and continues at pace as planned. A further mill and additional 58 flotation cells have been refurbished in the Kamoto Concentrator. In the Luilu Metallurgical Plant, leaching and electro-winning capacity is being approximately doubled and a new roaster will be constructed by mid-2009. In parallel with the Kamoto project, Katanga is developing the KOV open pit (a major dewatering program is underway) and building a new leach facility.

o To underpin rehabilitation and operational upgrade of the assets, significant progress has been made in continuously expanding the skill and operational knowledge base of the DRC work force.

o On August 5, 2008, Katanga announced a new Memorandum of Understanding with La Generale des Carrieres at des Mines ("Gecamines") that is the basis for amending the KCC Joint Venture Agreement so that it incorporates provisions of a February 2008 agreement, merges the DCP and KCC joint ventures, and addresses Government requirements resulting from the review of mining partnerships with Gecamines. Following subsequent meetings between the parties and representatives of the DRC Mines Minister, the MOU has been modified with respect to certain provisions, while further provisions are currently under discussion. In parallel, the DRC Government Mine Contract Review has progressed well and is now in the documentation phase.

o A new management team was appointed during the second half of 2008 as follows: Steven Isaacs, interim Chief Executive Officer; Tim Henderson, interim Chief Operating Officer; and, Nicholas Brodie, Chief Financial Officer.

o The Company and its share price suffered significantly from near-term production and logistical challenges and the drastic decline in commodities markets. Under the new management team, in third quarter of 2008, the Company commenced implementation of a fundamental review of capital expenditure commitments. This resulted in the cancellation of contracts relating to a new SX/EW plant and associated plant and works. The Company has also undertaken a comprehensive review of its operational costs and has already started to implement cost savings the full benefit of which will be seen in the second half of 2009.

o As a consequence of the Board of Directors determining that the Company was in serious financial difficulty, on December 24, 2008, the Company announced its decision to rely upon exemptions from the security holder approval requirements of the TSX available in cases of financial hardship. At a special meeting of shareholders held on January 12, 2009, a majority of shareholders granted approval of a resolution to increase the authorized share capital of the Company. This enabled new financing arrangements to be pursued to secure the immediate future of the Company and continue operations as a going concern.

o To secure the Company's immediate future as a going concern until the end of April 2009, on December 24, 2008, the Company entered into an underwriting of a US$265.3m two-year mandatorily convertible loan facility with Glencore Finance (Bermuda) Limited ("Glencore"), comprising an existing November 2007 announced US$165.3m facility (i.e. US$150m plus accrued interest) and new financing of US$100m structured to encourage participation from other eligible investors. On February 9, 2009, the Company completed the second close of the facility with US$64.5 million (representing approximately 24.2% of the amount outstanding) transferred by Glencore to RP Explorer Master Fund and certain affiliated entities. Glencore's participation in the Facility is now approximately US$217.5 million.

Outlook

o For 2009, the Company is forecasting production of 45,500 tonnes of copper cathode and 4,000 tonnes of cobalt metal.

o During the first half of 2009, the Company requires an additional US$250m in equity and/or debt financing. Once US$250 million is raised in debt and/or equity, the full amount of the Glencore (and RP Explorer) facility, $265.3 million, will be mandatorily converted into equity, further strengthening the Company's balance sheet.

o A revised independent feasibility study has been produced encompassing the joint venture's 24 years of production and incorporating the latest cost estimates, commodity prices and new reserve statement. The revised feasibility study will be presented to the Katanga Board for approval and will be subject to normal National Instrument 43-101 standards, including filing and availability on SEDAR.

o As indicated above, discussions with Gecamines to complete the amended KCC Joint Venture Agreement continue to progress, using the framework established in the Memorandum of Understanding announced on August 5, 2008. In parallel, the DRC Government Mine Contract Review is now in documentation phase and is expected to conclude in the first half of 2009.

3.       Going Concern Uncertanties

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In 2008, the Company incurred a net loss of $1,298.9 million (including the impairment of mineral properties and inventories of $1,544.4 million). As at December 31, 2008, the Company had a deficit of $1,351.6 million and a working capital deficiency of $69.5 million. On January 12, 2009, the Company completed a $265.3 million loan facility (the Glencore and RP Explorer Facility) including $100 million of additional financing, (see note 5 to the Company's December 31, 2008 consolidated financial statements). During the first half of 2009, the Company requires an additional US$250 million in equity and/or debt financing to meet its estimated cash requirements to fund ongoing operations and capital expenditure commitments. Options are currently being pursued by the Company to find potential investors. Assuming US$250 million is raised in debt and/or equity, the full amount of the $265.3 million facility, will be mandatorily converted into equity, further strengthening the Company's balance sheet. The Company is currently examining a number of financing alternatives to allow the Company to continue the development and operation of the Kamoto Project and the KOV pit. However, there can be no assurances that the Company's activities will be successful or sufficient and as a result there is significant doubt as to the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of assets and liabilities, reported expenses and balance sheet classifications may be necessary. These adjustments could be material.

4.       2008 Fourth Quarter Discussion

Operating Results

                              ------------------------------------------------------------
                                                   Three Months Ended
                              ------------------------------------------------------------
                               December 31, 2008   December 31, 2007   December 31, 2006
                                     $'000               $'000               $'000
Sales revenue                               13,339                  -                    -
Cost of sales*                             (86,305)                 -                    -
------------------------------------------------------------------------------------------
                                           (72,966)                 -                    -

Other expenses                              (4,852)            (7,829)              (2,468)
Impairment of mineral
properties and inventories              (1,544,410)                 -                    -
Debenture interest                          (4,511)            (4,951)              (1,552)
Interest income                              1,180                 99                2,047
Income tax recovery
(provision)                                392,805                645                 (98)
------------------------------------------------------------------------------------------
Net loss                                (1,232,754)           (12,036)              (2,071)
------------------------------------------------------------------------------------------
*Includes royalties and transportation costs and depreciation

The Company reported a net loss for the three months ended December 31, 2008 of $1,232.8 million, or $5.98 per share, compared with a net loss for the fourth quarter of 2007 of $12.0 million, or $0.15 per share.

     o Revenues of $59.9 million before provisional pricing adjustments were generated from the sale of copper cathode (8,472 tonnes), cobalt metal (310 tonnes) and cobalt concentrate (12,784 tonnes) for the quarter. The revenue number for the quarter was impacted by the fall in cobalt and copper price with provisionally priced sales in the previous quarter being finalized in this quarter. The net re-pricing for copper was $26.9 million, cobalt $5.7 million and concentrate $17.3 million. Sales still exposed to the fall in price were marked to market at the December 31, 2008, price of $2,792 per tonne for copper (2,481 tonnes), $865 per tonne for cobalt (159 tonnes) and 6,986 tonnes of concentrate sales. The movement in the marked-to-market provision for the quarter represented a release of the provision of $3.3 million. Concentrate production was suspended on November 21, 2008 due to the decrease in copper and cobalt prices.

     o The cost of sales for the fourth quarter totalled $86.3 million and comprised of:
               o Selling costs of $18.7 million, including transport costs, government royalties (2% of gross sales revenue less transport costs) and Gecamines lease payments (2% of gross sales revenue less transport costs).
               o $33.9 million for costs directly attributable to mining operations (KTO, T-17 and Tilwezembe), and processing operations (Kamoto and Kolwezi concentrators and Luilu processing plant).
               o Site infrastructure and support costs of $26.0 million for site operating and maintenance costs not directly attributable to individual operations.
               o Depreciation of $7.7 million, with $5.4 million for amortization of mineral interests and $2.3 million of depreciation for property plant and equipment.

     o The other expenses for the quarter ended December 31, 2008 totalled $4.9 million (fourth quarter of 2007 - $7.8 million). These included:
               o General administrative expenses of $12.6 million (fourth quarter of 2007 - $5.8 million) representing:
                    -- The cost to maintain the corporate office function in London and South Africa $2.3 million (2007 - $5.2 million);
                    -- The indirect costs incurred for the quarter in relation to operating both KCC and DCP of $3.9 million. No such costs were incurred in 2007 as the operations were not yet in commercial production;
                    --   A stock-based compensation charge of $3.7 million (2007
                         - charge of $0.6 million);
                    -- A provision of $10.4 million for contractual termination entitlements in relation to the resignation of five senior managers;
                    -- During the fourth quarter of 2008, the Company undertook a comprehensive review to identify costs incurred of a capital nature and identified costs properly attributable to capital assets totalling $7.7 million incurred and expensed during the year which have now been correctly capitalized in the fourth quarter.
               o Foreign exchange gain of $7.6 million (fourth quarter loss in 2007 - $2.0 million). This includes a $18.1 million unrealized gain arising on the translation into US$ of the CDN$ denominated debentures. In the fourth quarter of 2007, there was an unrealized loss of $1.8 million recognized on the CDN$ denominated debentures.
               o Net derivative gain of $0.1 million (2007 - $ nil) due to favourable movements in the US$ dollar exchange rate against derivative financial instruments held in Euros and Yen.

     o For the fourth quarter of 2008, an impairment of mineral properties and inventories amounting to $1,544.4 million has been recognized. It is made up of:
               o Costs capitalized and included in capitalised development expenditures not yet subject to amortization or $1,498.3 million;

               o A write down of inventories of $46.1 million based on the decline of copper and cobalt prices. This resulted in work in progress for the production of sellable concentrate and finished concentrate being written down to net realizable value as at December 31, 2008.

     o The interest expense in both the fourth quarter of 2008 of $4.5 million and 2007 of $5.0 million relates to the debentures outstanding. Interest on the Glencore convertible debt is being capitalized to mineral interests.

     o Interest income of $1.2 million and $0.1 million for each of the fourth quarters of 2008 and 2007, respectively, was earned on non-utilized funds. The increase in the interest income earned during the fourth quarter of 2008 is a result of the cash acquired in the Nikanor acquisition.


Cash Flows
----------------------------------------------------------------------------------------------------------
                                                           Three Months Ended
                               ---------------------------------------------------------------------------
Cash Flows from (used in):        December 31, 2008         December 31, 2007        December 31, 2006
                                        $'000                     $'000                    $'000
----------------------------------------------------------------------------------------------------------
Operating activities                              (501)                 (13,785)                    (196)
----------------------------------------------------------------------------------------------------------
Financing activities                                 -                  150,000                   96,391
----------------------------------------------------------------------------------------------------------
Investing Activities                          (148,704)                 (72,822)                 (22,168)
----------------------------------------------------------------------------------------------------------

     o For the three months ended December 31, 2008, cash from operating activities was $0.5 million (2007 - $13.8 million). A significant variance between the quarters is the commencement of commercial production effective June 1, 2008. As a development stage entity, prior to June 1, 2008, changes in working capital were included in investing activities, as they related to project expenditures; following commencement of commercial production, they are now part of operating activities. The cash used to fund operating activities was primarily spent on (and offset by):
               o The net loss for the period of $1,232.8 million (2007 - $12.0 million).
               o    Adjusting non-cash items including:
                    --   An impairment of mineral  properties and inventories of
                         $1,544.4 million.
                    --   Stock-based   compensation  of  $3.7  million  (2007  -
                         outflow of $0.8 million);
                    --   A foreign  exchange  gain of $7.6 million  (2007 - $1.9
                         million loss);
                    --   Debenture  interest  of  $4.5  million  (2007 - of $3.8
                         million)  the  interest on the  debenture is payable in
                         January  and July  and the  first  payment  was made in
                         January 2008;
                    --   Net derivative gain of $0.1 million (2007 - $nil);
                    --   Depreciation  of $7.7 million (2007 - $nil)  previously
                         which was capitalized before commercial production and shown as investing activities.

               o An increase in prepaid expenses and other current assets of $11.8 million (2007 - $5.4 million).
               o A decrease in inventories of $23.5 million, (2007 increase in inventories of $15.9 million) as a result of an increase in consumable inventory of $6.6 million (2007 - $15.9 million) to meet the demands of increased production in the quarter. Also included is a decrease in product inventory of $30.1 million (2007 - $nil) resulting from a reduction of finished goods held at site.
               o An increase in accounts payable of $34.1 million (2007 - $nil) as a result of an increased provision for change of control costs of $10.4 million and an increase in general trade payable and accruals as a result of the ramp-up of production.
     o Investing activities in the three months ended December 31, 2008 totalled $148.7 million (2007 - $72.8 million) and relate to:
               o Costs incurred on phase II and V of the rehabilitation project of $148.7 million (2007 - $72.8 million all in relation to phase I).
     o There were no financing activities in the three months ended December 31, 2008 and $150.0 million in 2007 related to the proceeds from the issuance of the Glencore convertible debt.

Production

The process of producing copper cathode, cobalt metal and concentrate is achieved through distinct processes which are described and reviewed below. The production statistics for each of these areas is presented in item 21 - Summary of Quarterly Results.

Underground

During the quarter ended December 31, 2008, 15,360 tonnes of ore and 27,740 tonnes of waste were mined from underground. Since underground production started in the quarter ended September 30, 2007, every quarter has seen an increase in production. An average copper grade of 4.19% was achieved (2007 - 3.86%) and a cobalt grade of 0.44% (2007 - 0.43%).

Open Pit (T17)

At T17, 1,181,999 tonnes of waste were removed in the quarter ended December 31, 2008 and 129,653 tonnes of ore produced with a copper grade of 2.18% and a cobalt grade of 0.91%.

Kamoto Concentrator

The Kamoto concentrator processes ore from KTO underground and T17 open pit. In the quarter ended December 31, 2008, it processed 305,445 tonnes of ore from which 30,814 tonnes of concentrate were produced. The capacity of the concentrator exceeds the current mine production capability and continues to meet planned availability and recovery.

Luilu processing plant

In the fourth quarter of 2008, 6,050 tonnes of copper cathode were produced along with 273 tonnes of cobalt metal. Fourth quarter production of copper and cobalt was below that forecast due to a transformer fire at Luilu on November 16, 2008 which meant production had to be halted. The fire resulted in a 2 week period in which no copper or cobalt was produced.

Open Pit (Tilwezembe)

Due to the decrease in copper and cobalt prices, on November 21, 2008, the Company suspended production of Cobalt concentrate. As a result, the mining of ore at Tilwezembe was suspended and only 132,545 tonnes of ore was mined.

Kolwezi Concentrator

The Kolwezi concentrator processes the ore from the Tilwezembe open pit and, as discussed above, the Company made the decision to suspend Cobalt concentrate production. In the fourth quarter of 2008, it processed 89,140 tonnes of ore and produced 5,704 tonnes of concentrate.


5.       2008 Full Year Discussion

Operating Results
                                                    Year Ended
                          ---------------------------------------------------------------
                            December 31, 2008   December 31, 2007    December 31, 2006
                                  $'000               $'000                $'000
Sales revenue                          209,991                   -                     -
Cost of sales*                        (296,960)                  -                     -
-----------------------------------------------------------------------------------------
                                       (86,969)                  -                     -

Other expenses                         (72,330)            (33,999)               (6,006)
Impairment of mineral
properties and inventories          (1,544,410)                  -                     -
Debenture interest                     (18,426)            (18,996)               (1,552)
Interest income                         16,180               4,712                 2,935
Income tax
recovery/(provision)                   407,062                 429                   (98)
-----------------------------------------------------------------------------------------
Net loss                            (1,298,893)            (47,854)               (4,721)
-----------------------------------------------------------------------------------------
*Includes royalties and transportation costs and depreciation

The Company reported a net loss for the year ended December 31, 2008 of $1,298.9 million, or $6.51 per share, compared with a net loss for the year ended December 31, 2007 of $47.9 million, or $0.61 per share.

     o Sales revenues of $210.0 million were achieved with copper cathode $46.2 million (18,557 tonnes), cobalt metal $26.2 million (630 tonnes) and cobalt concentrate $137.6 million (47,158 tonnes).

     o    The cost of sales for the year to date are $297.0 million made up of:
               o Selling costs of $52.4 million, including transport costs, government royalties (2% of gross sales revenue less transport costs) and Gecamines lease payments (2% of gross sales revenue less transport costs).
               o $100.2 million for costs directly attributable to mining operations (KTO, T-17 and Tilwezembe), and processing operations (Kamoto and Kolwezi concentrators and Luilu processing plant).
               o Site infrastructure and support $57.4 million for site operating and maintenance costs not directly attributable to individual operations.
               o Depreciation $16.6 million with $10.5 million for amortization of mineral interest and $6.1 million of depreciation for property plant and equipment.
               o Fair value adjustment for concentrate $68.9 million. The concentrate in inventory produced by Nikanor prior to its acquisition was initially recorded at fair value at the date of acquisition. Accordingly, cost of sales includes $68.9 million previously assigned to the fair value of the concentrate ore in excess of its cost of production.
               o    Loss on non delivery of cobalt $1.5 million.

     o The other expenses for the year ended December 31, 2008 totalled $72.3 million (2007 - $34.0 million). These included:

     o General administrative expenses of $66.6 million (2007 - $15.6 million) representing.
              --     The cost to maintain the corporate office function in
                     London and South Africa $9.5 million (2007 - $8.5 million);
              --     The indirect costs incurred in relation to operating both
                     KCC and DCP of $21.4 million (2007 - $nil). No such costs
                     were expensed in 2007 as the operations were not in
                     commercial production;
              --     One-time costs for taxes and penalties in 2008 were $7.4
                     million (2007 - $nil) as a result of a dispute with the DRC tax authorities relating to compensation of our expatriate staff;
              --     Stock-based compensation of $11.3 million (2007 - $5.2
                     million) including $9.6 million of change of control
                     entitlements related to resignation of the CEO and five
                     senior management as detailed below;
              --     $15.5 million for contractual termination entitlements in
                     relation to the resignation of the President and CEO and
                     five senior management;
              --     Road refurbishment costs of $1.5 million (2007 - $nil).

     o Foreign exchange loss of $3.1 million (2007 - $18.4 million) relating to losses on the translation of Euros, Rand and Sterling deposits acquired from Nikanor. This is net of a $25.0 million unrealized gain arising on the translation into US$ of the CDN$ denominated debentures (2007 unrealized loss - $20.0 million). Any unrealized gain or loss on the debentures will be realized on their maturity on November 30, 2013.
     o Net derivative loss of $2.6 million (2007 - $nil) due to unfavourable movements in the US$ exchange rate against derivative financial instruments exposed to exchange rate fluctuations in Euros, Yen and Chinese Renminbi.

o An impairment of mineral properties and inventories amounting to $1,544.4 million has been recognized as discussed above in the review of fourth quarter operating results.

o The interest expense in 2008 of $18.4 million and 2007 of $19.0 million relates to the debentures outstanding. Interest on the Glencore convertible debt is being capitalized to mineral interests.

o Interest income of $16.2 million and $4.7 million for 2008 and 2007, respectively, were earned on non-utilized funds. The increase in the interest income earned during 2008 is a result of the cash acquired in the Nikanor acquisition.

Cash Flows
-----------------------------------------------------------------------------------------------------------
                                                                 Year Ended
                                  -------------------------------------------------------------------------
Cash Flows from (used in):           December 31, 2008       December 31, 2007       December 31, 2006
                                           $'000                   $'000                   $'000
-----------------------------------------------------------------------------------------------------------
Operating activities                             (45,150)               (23,852)                   (1,118)
-----------------------------------------------------------------------------------------------------------
Financing activities                                   -                156,239                   229,859
-----------------------------------------------------------------------------------------------------------
Investing Activities                             (10,188)              (228,406)                  (32,930)
-----------------------------------------------------------------------------------------------------------

     o For the year ended December 31, 2008, cash utilized on operating activities was $45.2 million (2007 - cash used - $23.9 million). A significant variance between the years is the commencement of commercial production effective June 1, 2008. As a development stage entity, prior to June 1, 2008, changes in working capital were included in investing activities, as they related to project expenditures; following commencement of commercial production, they are now part of operating activities. The cash used to fund operating activities was primarily spent on (and offset by):
          o The net loss for the period of $1,298.9 million (2007 - $47.9 million).
          o    Adjusting non-cash items including:
                    --   An impairment of mineral  properties and inventories of
                         $1,544.4 million.
                    --   A non-cash cost of $68.9  million  related to the write
                         up to fair value of the concentrate  inventory acquired
                         as part of the Nikanor acquisition.
                    --   A non-cash  movement  on  stock-based  compensation  of
                         $11.3 million (2007 - $3.1 million)
                    --   Interest expense in relation to the debentures of $18.6
                         million  has been  offset by the  interest  payment  of
                         $17.4 million
                    --   A foreign  exchange  loss of $3.1 million (2007 - $20.0
                         million).
          o An increase in prepaid expenses and other current assets of $11.0 million (2007 - $7.0 million).
          o An increase in inventories of $18.0 million, (2007 - $16.1 million) largely as a result of $17.2 million increase in consumable stores (2007 - $16.1 million) required to sustain the higher levels of production.
          o An increase in accounts payable of $19.7 million (2007 - $nil) largely as a result of a provision for change of control costs of $10.3 million and an increase in general trade payable and accruals as a result of the operations of the Nikanor mine.
     o Investing activities for the year ended December 31, 2008 $10.2 million (2007 - $228.4 million) and relate to:
          o Costs incurred on the completion of the rehabilitation project of $314.8 million (2007 - $227.9 million) and cash costs incurred in relation to impaired assets of $(123.8) million.
          o Net cash acquired on the acquisition of Nikanor, net of acquisition costs, of $428.4 million made up of:
                    --   Cash acquired $911.2 million
                    --   Distribution to Nikanor shareholders $(446.1) million
                    --   Acquisition costs $(36.7) million
     o There were no financing activities in the year ended December 31, 2008. In 2007, financing activities included $156.2 million inflow from the issuance of common shares upon the exercise of stock options, of $1.1 million, warrants $5.1 million and proceeds from convertible debt of $150.0 million

Production

The process of producing copper cathode, cobalt metal and concentrate is achieved through distinct processes which are described and reviewed below. The production statistics for each of these areas is presented in item 21 - Summary of Quarterly Results.

Underground

During the year ended December 31, 2008, 551,333 tonnes of ore and 79,458 tonnes of waste were mined from the underground. Since production started underground in the quarter ended September 30, 2007, every quarter has seen an increase in production.

Open Pit (T17)

At T17, tonnes mined continue to be ahead of original forecasts with 5,405,748 tonnes of waste removed for the twelve months and 479,543 tonnes of ore produced. Due to the improved grades being achieved in the pit and more certainty on the reserve, the Company has expanded the mining plan for T17 and will continue to mine the reserve until 2010.

Kamoto Concentrator

The Kamoto concentrator processes ore from the underground and T17 open pit. In the year ended December 31, 2008, it processed 1,000,587 tonnes of ore from which 104,233 tonnes of concentrate was produced. The capacity of the concentrator exceeds the current mine production capability and continues to meet planned availability and recovery.

Luilu processing plant

In the year ended December 31, 2008, 22,121 tonnes of copper cathode was produced and 749 tonnes of cobalt metal. A transformer fire in November halted production for two weeks in November but because of stock piles of finished goods did not adversely affect sales revenue. Cobalt production commenced in May and an issue with belt filters has resulted in cobalt production currently running behind forecast.

Open Pit (Tilwezembe)

Tonnes mined during the year ended December, 31 2008 were 5,369,263 tonnes of waste and 609,792 tonnes of ore. While the concentrator was shut down at the end of January through to April 2008, pre-stripping continued to be carried out. The benefits of this work were realized in the third quarter with a below forecast strip ratio. Because of the decline in cobalt and copper prices production of Cobalt concentrate was suspended in November 2008 and this resulted in the suspension of mining at Tilwezembe.

Kolwezi Concentrator

The Kolwezi concentrator processes the ore from the Tilwezembe open pit. In the year ended December 31, 2008, it processed 555,753 tonnes of ore and produced 36,764 tonnes of concentrate. This was less than forecast with the concentrator closed between January 23, 2008 and April 9, 2008 for safety and performance related improvements, and ongoing quality issues with mining/mill head grades. Production of concentrate was then suspended in November due to the fall in copper and cobalt prices.

6.       Balance Sheet Discussion

                                                 December 31, 2008        December 31, 2007
                                              --------------------------------------------------
                                                                 $000                      $000
Assets
Cash, cash equivalents and
 restricted cash                                               42,499                   100,714
Other current assets                                           80,930                    27,799
Property, plant and equipment                               1,342,924                   298,262
Other non-current assets                                       64,003                    22,047
                                              --------------------------------------------------
                                                            1,530,356                   448,822
                                              --------------------------------------------------

Liabilities
Current liabilities                                           192,884                    67,145
Convertible debt                                              163,848                   149,518
Debentures payable                                             94,520                   118,012
Asset retirement obligations                                    4,674                         -
Future income tax liabilities                                 222,070                         -
                                              --------------------------------------------------
                                                              677,996                   334,675
                                              --------------------------------------------------

                                              --------------------------------------------------
Shareholders' equity                                          852,360                   114,147
                                              --------------------------------------------------

Cash and Cash Equivalents / Liquidity

The cash balance decreased to $42.5 million from $100.7 million primarily as a result of the net cash acquired upon the acquisition of Nikanor $428.4 million offset by $438.6 million spent on capital expenditures as part of the rehabilitation project, cash outflows from operating activities of $45.2 million, and foreign exchange losses of $2.9 million.

Other Current Assets

Other current assets increased to $80.9 million from $27.8 million primarily because of:
     o an increase in inventory of consumables of $17.2 million and product of $23.7 million as commercial production commenced in 2008;
     o An increase in prepaid expenses and other assets of $12.2 million due to the ramp up of production activity.

Property, Plant and Equipment

Property, plant and equipment increased to $1,342,924 million from $298.3 million primarily due to the acquisition of Nikanor. The fair value of the KOV open pit was considered to be equal to the overall purchase price of $2,010.0 million, less the fair value of the other net assets acquired, which included $230.1 million of property plant and equipment. This gave rise to a fair value for the KOV deposit of $1,833.4 million, along with a related liability for future income taxes of $570.7 million and $230.1 million of other property, plant and equipment acquired. The additional increase relates to the continuing costs of phase II and V of the rehabilitation project. Offset against this was an impairment write down of $1,498.4 as explained in the discussion in the fourth quarter operating results.

Other Non-current Assets

Other non-current assets increased by $42.0 million to $64.0 million. This is primarily the future income tax asset of $59.1 million in relation to losses available to be carried forward to reduce future income taxes. Deferred acquisition costs relating to the acquisition of Nikanor of $18.9 million were previously included in non-current assets as at December 31, 2007 and these have now been included in property, plant and equipment as at December 31, 2008. There was also a $0.5 million decrease for amortization of the T-17 mobilization cost.

Current Liabilities

Current liabilities have increased by $125.8 million to $192.9 million. This is the result of an increase in accounts payable and accrued liabilities of $136.2 million resulting from an increase in trade payables and accruals of $41.8 million as a result of the ramp up of the mine, $83.1 million in relation to capital expenditure incurred on the discontinued Phase V construction contracts and $10.4 million change of control accrual. There is unearned revenue of $14.0 million for sales where title and risk has not yet passed. This is offset by a decrease in the accrued acquisition costs of $16.2 million which have now been paid and a reduction in the liability for restricted stock units of $5.2 million mainly due to the change in share price.

Convertible Debt

Convertible debt has increased by $14.3 million to $163.8 million as a result of capitalized interest of $13.0 million, plus accretion of the debt of $1.3 million.

Debentures Payable

The decrease in debentures payable of $23.5 million is primarily the result of a reduction in the liability (as a result of an unrealized foreign exchange gain) of $25.0 million on the revaluation of the CDN dollar denominated debentures into US dollars. This was offset by accretion of the debt of $1.5 million.

The Company's outstanding debentures are due November 20, 2013. Interest on the debentures is payable semi-annually in arrears with equal installments on January 1 and July 1 of each year, with interest payable from the closing date to June 30, 2007 capitalized and payable on maturity and cash interest payments commencing January 1, 2008.

Asset retirement obligations

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties

The AROs which arose on the acquisition of Nikanor was recorded at fair value. Fair value was calculated by discounting the expected cash flows using a discount factor of 5% that reflected the credit adjusted risk free rate of interest applicable at the time of acquisition. The majority of the AROs relate to maintenance and monitoring of the site, earthworks, rehabilitation and reclamation of mining areas. The AROs were acquired at a fair value of $2,410.

As at 31 December 2008, the Company reassessed its AROs resulting in the recognition of an additional liability of $2,142. The amount of $2,142 represents the present value of the revised obligations discounted at a rate of 14% that reflects the credit adjusted risk free rates applicable to the Company. It is anticipated that these costs will be incurred over a period of 5-18 years.

Future income tax liabilities

Future income tax liabilities include $222.0 million related to the future income taxes recorded for the future income tax liability on the fair value assigned to the KOV open pit at the expected tax rate of 30%.

Off-Balance Sheet Arrangements

As at December 31, 2008, the Company had no off-balance sheet arrangements.


7.       Contractual Obligations and Commitments

The following table summarizes the Company's contractual and other obligation, as at December 31, 2008.

Payments due by period                               Total        Less than      1-3       4-5       After 5
($ million)                                                         1 year      years     years       years
--------------------------------------------------------------------------------------------------------------
Property operating lease                                   2.9           1.0        1.9         -           -
Capital expenditure commitments                           31.7          31.7          -         -           -
Debentures payable (1)                                   211.7          24.2       48.3     139.2           -
Long-term debt (1)                                       175.0             -      175.0         -           -
--------------------------------------------------------------------------------------------------------------

     (1) The total payable includes all interest costs to the date of repayment

Glencore and the Company have signed an off-take agreement whereby, commencing January 1, 2009, all copper and cobalt produced will be sold to Glencore based on market terms.

8.       Changes in Accounting Policies

Adopted in fiscal 2008

Capital Disclosures and Financial Instruments - Disclosures and Presentation

The CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments - Disclosures", and Handbook Section 3863, "Financial Instruments - Presentation". These standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in note 5 to these consolidated financial statements.

The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments -- Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in note 6 to these interim consolidated financial statements.

CICA Handbook Section 1400, "General Standards on Financial Statements Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The standard requires that management make an assessment of a company's ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company's ability to continue as a going concern, those uncertainties should be disclosed. The adoption of these amendments has not had a material impact on the Company's consolidated financial statements.


To be adopted in fiscal 2009 and beyond

International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards ("IFRS"). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. Thus effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Should the Company engage in a future business combination, it would consider early adoption to coincide with the adoption of IFRS.

Non-controlling Interests

Also in October 2008, the CICA issued Handbook Section 1602, Non-controlling Interests, to provide guidance on accounting for non-controlling interests subsequent to a business combination. This is effective for fiscal years beginning on or after January 2011.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal period ending on or after January 12, 2009. The Company does not expect that this will have any material impact on its consolidated financial statements.

CICA 3064 Goodwill and Intangible Assets

The CICA has issued Handbook Section 3064 Goodwill and Intangible assets which may affect the financial disclosures and results of the Company. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will adopt the requirements commencing in the quarter ending March 31, 2009. Section 3064 establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27 Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC-27, the Company will no longer be able to defer costs incurred and revenues received prior to commercial production at new mine operations.

9.       Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include Katanga's estimate of recoverable value on its investment in the redevelopment of the Kamoto Joint Venture Assets, fair value estimates for the assets and liabilities used to account for the acquisition of Nikanor, fair value estimates for stock options and warrants, the fair value of the Glencore convertible debt, the residual value of the equity portion of the Glencore convertible debt, and estimated lives of depreciable assets. These estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond Katanga's control.

Katanga's recorded value of its mineral interests associated with the redevelopment of the Kamoto Joint Venture Assets is based on historical costs. The cost of acquisition of Nikanor was allocated to the net assets acquired based on fair values. The carrying values of these assets after the allocation of the impairment write down in the fourth quarter of 2008 of $1,498.4 million are expected to be recovered in the future. Katanga's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. Katanga is in an industry that is exposed to a number of risks and uncertainties, including political risk, exploration risk, development risk, commodity price risk, operating risk, ownership risk, funding risk, currency risk and environmental risk. Bearing these risks in mind, Katanga has assumed reasonable world commodity prices will be achievable, as will costs used in studies for projected construction and mining operations. All of these assumptions are potentially subject to significant change, which are out of Katanga's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to these assets.

The fair value of the stock options and warrants is calculated using an option pricing model that takes into account the exercise price, the expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the option.

10.      Outstanding Share Data


(a)      AUTHORIZED

           1,000 common shares, par value $12.00 each 5,000,000,000 common shares, par value $0.10 each

On January 12, 2009m the authorized share capital of the Company was increased from 300,000,000 to 5,000,000,000 common shares with a par value of $0.10 (see note 14 to the Company's December 31, 2008 consolidated financial statements).

(b) Issued:

                                                                                              Number of
                                                                                               Shares
                                                                                          -----------------

Balance - December 31, 2006                                                                     78,037,476
Exercise of options                                                                                216,667
Exercise of warrants                                                                               633,600
                                                                                          -----------------

Balance - December 31, 2007                                                                     78,887,743
Performance shares issued to former Nikanor employees                                              215,362
Shares issued to acquire Nikanor                                                               127,217,697
                                                                                          -----------------
                                                                                          -----------------
Balance - December 31,  2009 and March 26, 2009                                                206,320,802
                                                                                          =================

The Company has a Stock Option Plan which is consistent with the policies of the Toronto Stock Exchange (the "TSX").

Pursuant to the rollover offer made available to holders of Nikanor options and awards under the terms of the Nikanor acquisition, the Company also issued options as part of the Nikanor acquisition to former Nikanor option holders with regards to the option plan operated by Nikanor. Under Nikanor's option plan, the Company granted 928,234 options with an exercise price of $16.10.

Also pursuant to the offer made for the acquisition of Nikanor, it was agreed that the shares to be awarded as part of Nikanor's performance award plan (which is now cancelled) would be granted by the Company. As a result, the Company granted 241,176 options to former Nikanor employees, with an exercise price of $ nil.

In the year ended December 31, 2008, 215,362 of these awards have been exercised and 11,063 cancelled as part of the arrangements applicable to former Nikanor employees.

11.      Use of Financial Instruments

The fair values of all derivatives are separately recorded on the consolidated balance sheet. Derivatives embedded in other financial instruments or non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contract and the host contract is not carried at fair value. No derivatives or embedded derivatives were designated as a hedge.

The Company has acquired three foreign exchange derivatives at fair value as a consequence of the acquisition of Nikanor PLC:

a)       Chinese Renminbi derivative
         The Company has entered into a capital asset procurement contract which is denominated in Chinese Renminbi. As it was not possible to hold sufficient quantities of Renminbi to hedge the exposure, the Company entered into a number of non-deliverable forwards to sell $34,398 in exchange for 245 million Renminbi on various dates in line with the contract payment dates.

         The non-deliverable forwards have been fair valued and recorded as a foreign currency forward contract on the consolidated balance sheet. The change in the fair value of the contract for the year ended December 31, 2008 is included in the consolidated statement of operations under other expenses (income). For the year ended December 31, 2008, a loss of $343 was recognized as a result of the change in the value of the US dollar relative to the Renminbi.


b)       Embedded derivatives in capital contracts
         The Company has entered into two capital asset procurement contracts to purchase equipment which are determined as embedded foreign currency derivatives. These contracts are fair valued on the consolidated balance sheet. Following substantial payments, and the termination on one of these contracts, the fair value liability at acquisition of $3,235 has reduced to $ nil at December 31, 2008. The reduction in fair value on the terminated contracts has been offset against the write down of mineral properties and inventories (see note
         19) in the consolidated income statement of operations, consistent with the treatment of the underlying assets. This reduced the write down by $2,571. Payments on the outstanding contracts are booked at their fair values at the inception of the derivative contracts; consequently an amount of $2,873 has been offset against payments made in the year ended December 31, 2008. In addition, a loss of $2,209 has been included in other expenses/ income in the consolidated statement of operations for the year ended December 31, 2008.

         A  summary  of  the  assets  and   liabilities   associated  with  the
         derivatives  referred  to in a) and b)  above is as  follows:

                                                                   As at December    Fair value at date of
                                                                      31, 2008       acquisition of Nikanor
-------------------------------------------------------------------------------------------------------------
Current
Foreign currency forward contract                                  $        (48)     $                   295
Embedded foreign currency derivatives                                         -                            -
Non-Current
Embedded foreign currency derivatives                                         -                       (3,235)
-------------------------------------------------------------------------------------------------------------
                                                                   $        (48)     $                (2,940)
-------------------------------------------------------------------------------------------------------------

12.      Related Party Transactions

Kamoto Operating Limited ("KOL"), a company incorporated pursuant to the laws of the DRC, has been appointed to act as the operator of the Kamoto project pursuant to the Kamoto Joint Venture Agreement and an operating agreement ("Operating Agreement") between KOL and the Company's subsidiary, KCC, executed on November 2, 2005. Current shareholders and a director of the Company are owners of KOL. The Operating Agreement establishes the terms and conditions pursuant to which KOL as operator will provide services to KCC in the planning and conduct of exploration, development, mining, processing and related operations with respect to the Kamoto Joint Venture Assets, including a management fee to be provided to KOL. Fees to the end of May, 2008 have been capitalized to mineral interests. From the commencement of commercial production on June 1, 2008, fees have been expensed to the consolidated statement of operations and comprehensive loss.

Enterprise Generale Malta Forrest SPRL ("EGMF"), a company owned by George Forrest and which has Malta Forrest as a Director, both of whom have a beneficial interest in the Company, was involved in the sourcing and provision of goods and services (including construction and other resources), mining of one of the open pit ore bodies, civil work and the construction of a tailings dam.

Malta Forrest, who is a Director and has a beneficial interest in the Company, provides consultation on corporate affairs in the DRC.

Bateman Engineering N.V ("Bateman"), a company in the BSG Resources group who through Oakey Investment Holdings, is a major shareholder in the Company, and is engaged in the engineering and procurement of KOV and the Kamoto Project.

DEM Mining SPRL ("DEM"), Dan Gertler holds an interest in the shares in DEM and has a beneficial interest in the Company. DEM has been contracted to drill, mine and transport ore from the Tilwezembe mine to the crusher at the KZC plant. As at December 31, 2008, BSG Resources held and interest in DEM however during 2009 BSG has sold this interest.

La Generale des Carrieres et des Mines ("Gecamines"), a state owned and operated mining enterprise of the DRC, has a 25% minority interest in DCP and KCC. Both DCP and KCC are required to make royalty payments to Gecamines. In addition, DCP purchases goods and services from Gecamines in the normal course of business.

Glencore International AG ("Glencore") is a major shareholder and is represented on the Board of the Company. Glencore entered into a 100% off-take agreement for concentrate sales with the Company and commencing January 1, 2009, pursuant to additional off-take agreements all copper and cobalt metal produced will also be sold to Glencore on market terms. Glencore has also provided funding to the Company in the form of convertible debt (see notes 5 and 12 to the Company's December 31, 2008 consolidated financial statements).

Xstrata Queensland Ltd ("Xstrata ") is identified as a related party on the basis Glencore holds a significant interest in Xstrata at December 31, 2008; this interest represented 34.45% of the issued share capital. During the year, Xstrata has provided mining equipment and services to the Company.

Transactions

All transactions are in the normal course of business. The following table provides the total amount of the transactions entered into with these related parties:

                                                     Year ended                       Year ended
                                                  December 31, 2008               December 31, 2007
------------------------------------------------------------------------------------------------------------
Purchases from related parties
Bateman                                           $                26,129         $                       -
DEM                                                                37,875                                 -
EGMF                                                               29,417                            20,325
Gecamines                                                           5,271                                 -
KOL                                                                 8,756                             7,327
Malta Forrest                                                          90                                 -
Xstrata                                                            38,774                                 -
Sales to related parties
DEM                                                                   601                                 -
Glencore                                                          110,351                                 -
------------------------------------------------------------------------------------------------------------

                                               As at December 31, 2008         As at December 31, 2007
------------------------------------------------------------------------------------------------------------
Amounts owed to related parties
Bateman                                           $                 8,257         $                       -
DEM                                                                 3,690                                 -
Gecamines                                                              13                                 -
Glencore (convertible debt)                                       162,885                           149,518
KOL                                                                 5,116                             2,448
Xstrata                                                            14,608                                 -
Amounts owed by related parties
Glencore                                                            7,454                                 -
------------------------------------------------------------------------------------------------------------

13.      Health, Safety, Community and Environment

In terms of the health and safety policy, there is explicit recognition of the importance of a safe and healthy work environment, created as a result of joint responsibility between the Company and its employees. The Company is actively developing and implementing procedures, practices, training, and audit protocols to ensure implementation across its operation. This includes emergency response preparedness and relevant training.

There were no fatalities in 2008. Regretfully, however, there were two fatalities in the first quarter of 2009 as a result of separate underground mining accidents on February 27 and March 01, 2009, respectively. The Company provided assistance and support to both families. Extensive accident investigations, involving both our internal safety personnel and local government officials, were undertaken to understand every aspect of these isolated incidents and to identify and implement measures to prevent any reoccurrence.

In December 2008, the Company's consultants (SRK) completed a draft Environmental & Social Impact Assessment ("ESIA") which is supported by a series of Environmental & Social Management Plans. The focus now shifts to operational implementation and revision of these plans, as well as consultation with the various stakeholders before eventual submission of a final ESIA report to government authorities. It is anticipated that this will be complete by mid 2009, subject to any revision in the project plan as a result of changes in the commodity and capital markets. In the meanwhile, community development and ongoing communications are maintained, albeit at a somewhat lower level than originally anticipated.

14.      Contract Review

On February 11, 2008, KCC received letters from the Minister of Mines for the DRC notifying both DCP and KCC of the DRC Government's position as a consequence of the review by the DRC Government of the mining rights which DCP and KCC hold. The letter from the Minister included a statement of terms upon which the Government proposes discussions be based upon to balance the partnership between the DRC and DCP and KCC. DCP and KCC has formally responded to the Minister of Mines.

The Company continues active discussions with both the DRC Government and Gecamines to merge the existing KCC and DCP joint venture agreements into one combined joint venture agreement. This combined joint venture agreement is expected to address the letters received by each of KCC and DCP from the Minister of Mines for the DRC and to incorporate all of the matters agreed to in the February 8, 2008 agreement and August 2008 Memorandum of Understanding, as further discussed below.

The mining concession on which the Company is currently operating and developing is located in the DRC. As a result the Company is subject to certain risks, including possible political or economic instability in the DRC, which may result in the impairment, loss of the mineral concession or renegotiation of the joint venture contract with Gecamines. Any changes in laws or regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. In relation to the DRC Commission appointed by the DRC Government to review mining agreements, the Company expects there to be no material adverse affect. However no assurance can be given as to the outcome of any future discussions or negotiations between DCP, KCC and the DRC Government or that either DCP's or KCC's security of tenure and ability to secure additional financing in the future may not be adversely affected so as to have a material adverse effect on its business, operating results and financial position.

February 2008 Agreement

On February 8, 2008, the Company announced that Gecamines and KCC have signed an agreement, ("February 2008 Agreement") that sets out compensation, security and payment in exchange for the release to Gecamines of the portion of the KCC concession that represents the Mashamba West and Dikuluwe deposits. These deposits were not scheduled to start producing oxide ores until 2020 and 2023, respectively.

The agreement provides for Gecamines to replace these deposits by July 1, 2015 with other deposits having a total tonnage of 3,992,185 tonnes of copper and 205,629 tonnes of cobalt according to Canadian Securities Administration rules (National Instrument 43-101), or pay over time, beginning July 1, 2012, a total of $825 million from Gecamines' entitlement to royalties and dividends from KCC. The parties have agreed to fix the equivalent value of the deposits released by reference to a feasibility study prepared in 2006. The agreement set this amount at $825 million, subject to a joint review by the parties. At July 1, 2012, the parties will calculate the proportion of the reserves replaced by Gecamines at that date. Dividends and royalties payable to Gecamines by KCC from this date will be paid into an escrow account to secure future payments by Gecamines. As at July 1, 2015, the parties shall recalculate the amount of reserves transferred to KCC. In the event Gecamines has not completely replaced the deposits, the balance of the amount due shall be paid in cash. Any cash thus remaining due shall be paid to KCC using the funds in the escrow account, and any remaining payments due will be met from Gecamines' future revenues from KCC, until full payment has been made.

To assist Gecamines in finding replacement deposits, KCC and Gecamines shall conduct jointly managed exploration to be funded initially by KCC and reimbursed by Gecamines out of its revenues from KCC.

In addition to the agreement reached with Gecamines above, the parties agreed to complete a definitive agreement addressing transfer of the exploitation permits and mining rights over an agreed area, to encompass the approximate current concession area, from Gecamines to KCC. In exchange for this transfer, which will result in KCC holding the assets directly, KCC will pay to Gecamines as compensation $35 per tonne of remaining copper reserves identified in the feasibility study. This amount, which is approximately $135 million, will be paid over time on a basis to be agreed in the definitive agreement and will be based on the cash flows available to KCC. The agreement will also address various other matters relating to the joint venture, including the management of the exploration program.

August 2008 Memorandum of Understanding (MOU)

On August 5, 2008, Katanga announced a new Memorandum of Understanding with Gecamines that will be the basis for amending the KCC Joint Venture Agreement so that it incorporates provisions of the February 2008 Agreement as well as merges the DCP and KCC joint ventures, and addresses Government requirements resulting from the review of mining partnerships with Gecamines.

The MOU is consistent with each of the existing joint venture agreements in that 75% of the share capital of the merged JV is allocated to Katanga's wholly owned subsidiaries KFL Limited and GEC and 25% to Gecamines.

Additionally, the MOU provides the following:

     1. The share capital of the merged JV will be increased from $1 million to $100 million
     2. Upon implementation of the merged JV, 5% of all additional joint venture funding until the project reaches 150,000 tonnes of copper output per year will be non-interest bearing and the remaining 95% will bear interest at a rate not greater than LIBOR plus 3%.
     3. The royalty rate for equipment and facilities provided by Gecamines as well as for ore reserve depletion will increase from 1.5% to 2.5% of net revenues.
     4. The first cash payment to Gecamines for transfer of exploitation permits and mining rights pursuant to the February 2008 Agreement is $5 million and will be made on implementation of the merged JV.
     5. The Board of KCC will be increased to eight members, three of whom will be appointed by Gecamines, and KCC will assume day-to-day management of the merged JV's operations within 12 months from the date of this MOU. This will result in the termination of the current operating agreement with KOL.

Joint Venture Update

Discussions with Gecamines to complete the amended KCC Joint Venture Agreement continue to progress, using the framework established in the MOU announced on August 5, 2008. Following meetings between the parties and representatives of the DRC Mines Minister, the MOU has been modified with provisions for:

     1. a right of pre-emption in the event of a change of control of KFL Limited ("KFL");
     2. restrictions on transfer shares of KCC during the first year of commercial operation of KCC;
     3. return to Gecamines without consideration of the mining rights and titles of KCC/DCP upon the winding up or liquidation of those companies; and
     4. provisions regarding the use of excess cash-flow so that payments of distributions to shareholders can be made alongside payments of intra-group loans. This latter provision will enable Gecamines to receive cash-flow payments earlier.

Further revisions still under discussion include:

     1. the mechanics for replacement of tonnage in exchange for the deposits returned to Gecamines as part of the February 2008 agreement;
     2. the cash value to be paid by Gecamines in the event that the deposits are not replaced; the method of calculation of royalties payable to Gecamines ;
     3. the area of exploitation permits to be transferred by Gecamines to KCC; and
     4. whether the KFL or KCC entities will make pas de porte (`entry premium') payments and the schedule for these payments.

The parties have commenced a review of the revised joint-venture agreement in March 2009.

15.      Increase in authorized share capital

On January 12, 2009, at a special meeting its shareholders approved an increase in the authorized share capital of the Company, which now consists of 1,000 common shares with a par value of US$12.00 and 5,000,000,000 common shares with a par value of US$0.10.

16.      New Convertible Facility

On December 24, 2008, the Company announced it has secured an underwriting of a US$265.3 million two-year mandatorily convertible loan facility ("Facility").

The Facility is split in two parts:
     o a new finance facility of US$100 million underwritten by Glencore International AG ("Glencore"); and,
     o an amendment and restatement of the existing US$150 million loan facility provided by Glencore, which, with accrued interest, amounts to approximately US$165.3 million ("Existing Glencore Facility").

The Facility bears interest at LIBOR plus 3% payable upon maturity. During the two-year term, the Facility is convertible at the option of each lender into common shares of the Company either at any time while the loan is outstanding at US$0.2783 per common share (as it may be adjusted for dilutive equity issues and other matters) (the "Conversion Price"), being the 5-day volume weighted average price per common share immediately prior to this announcement converted into US dollars using the noon rate published by the Bank of Canada for December 23, 2009, or at any time within seven days of any equity issuance of more than US$25 million by the Company at the price per share of the equity issuance converted into US dollars.

In addition, the Facility is convertible into Company common shares on a mandatory basis when US$250 million has been raised by the Company through equity and/or debt financing at the lower of the price equal to the initial conversion price (as adjusted) and the price per share of any equity issuance (of more than US$25 million) prior to such conversion and if more than one such equity issuance, at the weighted average price of such equity issuances, converted in each case into US dollars. An aggregate of up to approximately 953 million common shares are issuable upon conversion of the loan at the Conversion Price.

The Company has the right to repay the loan at any time although if repaid rather than mandatorily converted, lenders will have the right to subscribe for shares on the same basis as their existing conversion rights until the expiry of the two-year period.

The Existing Glencore Facility is currently secured by the pledge of shares over the Company's joint-venture interests in KCC. Given the proposed merger of KCC and DCP, the Facility will be secured by the pledge of shares over the Company's interests in both joint venture subsidiaries. The new financing available under the Facility will be drawn down by KCC and guaranteed by the Company.

Under normal circumstances, shareholder approval of the loan and the issuance of common shares upon conversion thereof would be required. However, the Company's Board of Directors, acting in good faith, and based in part upon the recommendation of the Financial Hardship Committee comprised of Robert Wardell and Terry Robinson, each of whom is an independent director, determined that the Company was in serious financial difficulty, that the proposed transaction has been designed to improve the financial position of the Company, and that the Financing was reasonable in the circumstances.

On January 12, 2009, the Company completed the Facility underwritten by Glencore

Funding from the Facility was available immediately and was made available to the Company's joint-venture subsidiaries (KCC and DCP) to meet the immediate financing requirements of Katanga and its subsidiaries. Glencore advanced the entire US$100 million principal amount under the Facility.

As of February 9, 2009, the Company completed the second close of the mandatorily convertible loan facility.

Participations in the Facility amounting to US$64.5 million (representing approximately 24.2% of the amount outstanding under the Facility) were transferred by Glencore to RP Explorer Master Fund ("RP") and certain affiliated entities and entities related thereto.

Pursuant to the terms of the Facility, accrued interest from January 12, 2009 to the second closing date was added to the principal under the loan which now totals approximately US$266,030,325 (CDN$324,344,172 based on the Bank of Canada nominal noon rate of US$1 : CDN$1.2192 as at February 9, 2009).

Glencore's participation in the Facility is now approximately US$217.5 million. This includes a participation of US$16 million which was transferred back to Glencore by an entity affiliated with certain parties related to RP, over which Glencore has granted a call option to another entity affiliated with certain parties related to RP.

17.      Feasibility Study

Mine Plan

The feasibility study report, dated December 31, 2008, encompasses the Joint Venture's 24 years of production from proven and probable reserves as defined by National Instrument 43-101.

Following successful completion of Phase 1 of a major rehabilitation program, copper production was restarted in December 2007.

Phase 2 of the Luilu Metallurgical Plant refurbishment will be completed in mid-2009. Production capacity at Luilu will then be 70,000 tonnes of copper and 4,000 tonnes of cobalt per annum. Production capacity will be held at this level until 2011. Provided finance is raised, expansion of Luilu will then begin again with an increase in copper capacity to approximately 110,000 tonnes per annum
(tpa) in 2012 and 150,000 tpa in 2013.

In addition, providing finance is raised, in 2012 work will begin on the new SX/EW stage of the expansion. The first module will begin operations in 2014 adding an additional 80,000 tpa of copper capacity. The second module will begin operation in 2015. Total plant capacity at that time will be 310,000 tpa of copper and 30,000 tpa of cobalt metal and salt.

Until late 2010 mine production for this plan will be sourced by Kamoto and T17. Pre-stripping of KOV will begin in late 2009 with ore production by the third quarter. Kamoto and KOV will provide all of the required ore until 2018. Mining in Mashamba East will commence in 2019.

The following are some of the key results of the study:

o    Evaluation Period - 24 years
o    Copper production - 5,360,818 tonnes (11,818,619,285 lbs)
o    Cobalt production - 453,096 tonnes (998,909,606 lbs)
o    Life of project unit cost of $0.97 per pound of copper after cobalt credit
o    Capital Expenditure
     o    Expansion Phases 2 to 4: $260 million
     o    Expansion Phase 5, Module 1: 990.8 million
     o    Expansion Phase 5, Module 2: 225.2 million

Mineral Resources and Reserve Statement as December 31, 2008

Mineral Resources, reported in accordance with the classification criteria of the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code), are as follows:

                                                                            Contained Cu    Contained Co
Mineral Reserves               (Mt)            Cu%             Co%             (kt)            (kt)
---------------------------------------------------------------------------------------------------------
PROVED

            Kamoto U/G(5)             17.0          3.52%          0.51%                596            86
         Mashamba East(6)              0.0          0.00%          0.00%                  0             0
              T17 Mine(7)              0.0          0.00%          0.00%                  0             0
                   KOV(8)              0.0          0.00%          0.00%                  0             0
               Kananga(9)              0.0          0.00%          0.00%                  0             0
           Tilwezembe(10)              0.0          0.00%          0.00%                  0             0
---------------------------------------------------------------------------------------------------------
                 Subtotal             17.0          3.52%          0.51%                596            86
---------------------------------------------------------------------------------------------------------
PROBABLE

            Kamoto U/G(5)             19.4          3.70%          0.53%                719           104
         Mashamba East(6)             10.2          4.39%          0.52%                447            53
              T17 Mine(7)              3.1          2.67%          0.70%                 82            22
                   KOV(8)             94.8          5.02%          0.39%              4,762           366
               Kananga(9)              0.0          0.00%          0.00%                  0             0
           Tilwezembe(10)              0.0          0.00%          0.00%                  0             0
---------------------------------------------------------------------------------------------------------
                 Subtotal            127.5          4.71%          0.43%              6,010           544
---------------------------------------------------------------------------------------------------------

PROVED AND
PROBABLE RESERVES

            Kamoto U/G(5)             36.4          3.62%          0.52%              1,316           189
         Mashamba East(6)             10.2          4.39%          0.52%                447            53
              T17 Mine(7)              3.1          2.67%          0.70%                 82            22
                   KOV(8)             94.8          5.02%          0.39%              4,762           366
               Kananga(9)              0.0          0.00%          0.00%                  0             0
           Tilwezembe(10)              0.0          0.00%          0.00%                  0             0
---------------------------------------------------------------------------------------------------------

TOTAL PROVED AND
PROBABLE RESERVES                    144.5          4.57%          0.44%              6,607           630

---------------------------------------------------------------------------------------------------------

(1) Mineral Resources have been reported in accordance with the classification criteria of the South
African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC)
(2) Mineral Resources are inclusive of Mineral Reserves.
(3) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

---------------------------------------------------------------------------------------------------------
                                                                            Contained Cu    Contained Co
Mineral Resources               (Mt)            Cu%             Co%             (kt)            (kt)
---------------------------------------------------------------------------------------------------------
MEASURED

            Kamoto U/G(5)             33.0          4.50%          0.58%              1,484           192
         Mashamba East(6)              0.0          0.00%          0.00%                  0             0
              T17 Mine(7)              0.0          0.00%          0.00%                  0             0
                   KOV(8)              0.0          0.00%          0.00%                  0             0
               Kananga(9)              0.0          0.00%          0.00%                  0             0
           Tilwezembe(10)              0.0          0.00%          0.00%                  0             0
---------------------------------------------------------------------------------------------------------
                 Subtotal             33.0          4.50%          0.58%              1,484           192
---------------------------------------------------------------------------------------------------------
INDICATED

            Kamoto U/G(5)             35.7          4.69%          0.60%              1,673           213
         Mashamba East(6)             75.0          1.80%          0.38%              1,350           285
              T17 Mine(7)             13.7          3.16%          0.64%                434            88
                   KOV(8)            126.9          5.33%          0.40%              6,764           508
               Kananga(9)              4.1          1.61%          0.79%                 66            32
           Tilwezembe(10)              9.0          1.89%          0.60%                171            54
---------------------------------------------------------------------------------------------------------
                 Subtotal            264.5          3.95%          0.45%            10,458          1,181
---------------------------------------------------------------------------------------------------------

MEASURED AND
INDICATED RESOURCES

            Kamoto U/G(5)             68.7          4.60%          0.59%              3,157           406
         Mashamba East(6)             75.0          1.80%          0.38%              1,350           285
              T17 Mine(7)             13.7          3.16%          0.64%                434            88
                   KOV(8)            126.9          5.33%          0.40%              6,764           508
               Kananga(9)              4.1          1.61%          0.79%                 66            32
           Tilwezembe(10)              9.0          1.89%          0.60%                171            54
---------------------------------------------------------------------------------------------------------

TOTAL MEASURED AND
INDICATED RESOURCES                  297.5          4.01%          0.46%             11,942         1,373

---------------------------------------------------------------------------------------------------------
INFERRED

            Kamoto U/G(5)             10.6          5.22%          0.53%                552            56
         Mashamba East(6)             65.3          0.76%          0.10%                496            65
              T17 Mine(7)             16.7          1.77%          0.57%                295            94
                   KOV(8)             71.2          3.56%          0.32%              2,533           228
               Kananga(9)              4.0          2.00%          0.98%                 79            39
           Tilwezembe(10)             13.1          1.80%          0.62%                236            81
---------------------------------------------------------------------------------------------------------
TOTAL INFERRED RESOURCES             180.7          2.32%          0.31%              4,190           563
---------------------------------------------------------------------------------------------------------



Changes to the Resource and Reserves, as per April 11, 2006 Feasibility Study announcement

     o Resource classification has been lowered in some instances from previous reports due to SRK Consulting's view regarding data quality as a result of core loss or core conditions from historic drilling.

     o The Kamoto resource model was updated to include new data. Some resources were adjusted downward or eliminated due to updated information and in some cases reserves have been adjusted to account for alternative mining methods not contemplated in earlier work.

     o SRK Consulting completed new resource and reserve analysis of T17 and Mashamba East.

     o Reserves and resources for Tilwezembe and Kananga have been updated from previous estimates by inclusion of new drill data from a program completed in December 2007.

     o RSC material in T17, KOV and Mashamba East has been re-classified as Inferred.

18. Disclosure Controls and Procedures

Disclosure control and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. For the fiscal year ended December 31, 2008, an evaluation was commissioned by the Company under the supervision for the CEO and CFO and with the participation of management of the effectiveness of the Company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company.

Our CEO and CFO have certified that, as at December 31, 2008, the Company's DC&P has been designed effectively to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted recorded, processed, summarized and reported within the time periods specified in securities legislation. They also certified that the Company's ICFR has been designed effectively to provide reasonable assurance regarding the reliability of financial rep financial statements for external purposes.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external reporting purposes in line with generally accepted accounting principles in Canada. Management is responsible for establishing and maintaining adequate internal controls over financial reporting appropriate to the nature and size of the Company. However, any system of internal control over financial reporting has inherent limitations and can provide reasonable assurance with respect to financial statement preparation and presentation.

The Company uses the COSO control framework. For the fiscal year ended December 31, 2008, an evaluation was commissioned by the Company under the supervision of the CEO and CFO and with the participation of management of the effectiveness of the Company's internal control over financial reporting. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company's internal controls over financial reporting were effective as at December 31, 2008. Management is continually monitoring and revising its control procedures and processes. Due to the size of it finance staff, there is not complete segregation of duties in the Company. However, for more complex areas of accounting and accounting estimates, the CFO and Controller review each other's work.

There were no changes to the Company's internal controls over financial reporting that occurred during the year ended December 31, 2008 that materially affected, or are reasonably likely to affect, the Company's internal controls over financial reporting.

19.      Risk Factors

The Company's risk exposures and their impact on the Company's consolidated financial position are summarized below:

Credit risk

The Company's credit risk is primarily attributable to short-term deposits and trade receivables from copper, cobalt and concentrate sales. The Company has a concentration of credit risk with all sales primarily to two customers, which are closely monitored by management.

The majority of the Company's cash and cash equivalents are on deposit with banks or money market participants with a Standard and Poors rating of A or greater in line with the Company's treasury policy. The Company does not own any asset-backed commercial paper.

Market risk

(a) Interest rate risk

The Company has cash balances, fixed interest convertible debt and debenture notes.

The interest rate on the convertible debt is floating and was 7.2% as at December 31, 2008. The debenture notes have a fixed interest rate of 14.0%.

(b) Foreign currency risk

The Company's functional currency is the US dollar. Sales and the majority of major purchases are transacted in US dollars. The Company maintains the majority of its cash and cash equivalents in US dollars but it does hold balances in South African ZAR, GBP and Euros (for future expenditures which will be denominated in these currencies). It also maintains small balances in the local currency of the DRC, Congolese Francs. If the US dollar moved by plus or minus 1% at December 31, 2008, the unrealized foreign exchange gain or loss would move by approximately $1,000.

The debentures payable are denominated in CDN$ and as such the Company is exposed to unrealized foreign exchange gains or losses which will be realised upon maturity of the debentures on November 30, 2013. A plus or minus 1% movement in the exchange rate at December, 31 2008 would affect the consolidated statement of operations by $1,116.

The effect of changes in exchange rates on derivative financial instruments, (see note 13), would not be significant.

(c) Commodity price risk

The Company sells copper, cobalt and cobalt concentrate at prevailing market prices. Under certain revenue contracts, final pricing adjustments are made after delivery to customers. The Company is therefore exposed to changes in commodity prices of copper and cobalt both in respect of future sales and previous sales which remain open to final pricing.

The Company has not used any commodity price derivatives in this or the prior year. There is currently no intention to hedge future copper and cobalt sales. This policy may change subject to financing arrangements.

As at December 31, 2008, the Company had 2,481 tonnes of copper, 159 tonnes of cobalt and 6,986 tonnes of concentrate sales for which final commodity prices have yet to be determined. These were valued at the end of the year at an average commodity price of $2,792 and $865 per tonne (actual dollars) of copper and cobalt concentrate, respectively. A 1% plus or minus movement in the copper and cobalt price at December 31, 2008 would result in a $142 (thousand) change to revenue and trade receivables.

Liquidity risk

The Company has sufficient cash resources to provide liquidity to meet it short-term requirements to the end of April 2009. The Company will require significant additional funding to complete the planned expansion of operations and to fund ongoing operations beyond that date. Securing adequate financing on a timely basis represents a liquidity risk to the Company. See note 1 to the Company's 2008 audited consolidated financial statements regarding going concern uncertainties.

Other risks

The Company is exposed to other risks during it course of business and these are discussed in detail in the Company's AIF which are available on SEDAR at www.sedar.com and should be reviewed in conjunction with this document.

20.      Financial Instruments

At December 31, 2008 and 2007, the Company's financial instruments consisted of cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities, non-hedge derivative financial instruments and long-term debt. The Company estimates that the fair value of these financial instruments approximates the carrying values at December 31, 2008 and 2007, respectively.

21.      Forward Looking Statements

This annual report may contain forward-looking statements, including predictions, projections and forecasts. Forward-looking statements include, but are not limited to, statements with respect to exploration results, the future price of copper and cobalt, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, anticipated budgets and exploration expenditures, capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results and interpretation of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper and cobalt; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration, development or construction activities, as well as those factors disclosed in the company's publicly filed documents. Although Katanga has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

22.      Summary of Quarterly Results

The following table sets out a summary of the quarterly results for the Company for the last eight quarters:

                                       2007      2007      2007      2007      2008      2008      2008       2008
                                        Q1        Q2        Q3        Q4        Q1        Q2        Q3         Q4
Statement of Operations
(millions except where indicated)
Total revenues                        $     -   $     -   $     -   $     -  $   90.2  $   48.8  $   57.6  $     13.3
Cost of sales*                              -         -         -         -     105.0      32.5      73.1        86.3
Total revenues less cost of sales           -         -         -         -     (14.9)     16.3     (15.4)      (73.0)
General administrative and other
 expenses                                 3.9      11.4      10.9       7.8      19.8      26.2      21.5         4.9
Impairment of mineral properties
 and inventories                            -         -         -         -         -         -         -     1,544.4
Debenture interest                        3.8       4.1       6.2       5.0       4.7       4.6       4.6         4.5
Interest income                          (2.3)     (1.5)     (0.7)     (0.1)     (7.1)     (5.8)     (2.1)       (1.2)
Net loss                                  5.4      14.0      16.4      12.0      17.4       9.9      38.8    (1,232.8)
Loss per common share                    0.07      0.18      0.21      0.15      0.10      0.05      0.19        5.98

Realized copper price (per lb)**            -         -         -         -      3.58      3.71      2.38  $    (0.06)
Realized cobalt price (per lb)**            -         -         -         -         -     32.00     28.03  $     8.40
Realized concentrate price (per
 tonne)**                                   -         -         -         -     4,306     4,301     2,510          24

Total copper sold (tonnes)***               -         -         -         -     1,996     3,892     4,197       8,472
Total copper produced (tonnes)              -         -         -       340     3,946     5,314     6,812       6,090
Total cobalt sold (tonnes)                  -         -         -         -         -        30       290         310
Total cobalt produced (tonnes)              -         -         -         -         -       120       356         273
Total concentrate sold (tonnes)             -         -         -         -    19,630     7,897     6,847      12,784
Total concentrate produced (tonnes)         -         -         -         -     2,903    13,463    14,588       5,704
----------------------------------------------------------------------------------------------------------------------

Balance Sheet
Cash and cash equivalents             $ 166.0   $ 100.6   $  37.9   $ 100.7  $  463.4  $  352.5  $  178.3  $     42.5
Current assets                          170.7     110.8      54.3     128.5     612.1     476.0     325.4       123.4
Mineral interests and other assets       78.3     143.9     223.2     320.3   2,431.8   2,599.8   2,704.0     1,364.5
Total assets                            249.0     254.7     277.5     448.8   3,043.9   3,075.8   3,029.4     1,530.4
Current liabilities                      12.1      16.5      39.8      67.2     110.2     130.0     103.3       192.9
Long-term debt                           94.2     108.0     116.4     267.5     266.4     271.8     272.6        94.5
Other long-term liabilities                 -         -         -         -     554.5     563.0     578.3       389.6
Total liabilities                       106.3     124.5     156.2     334.7     931.1     964.8     954.2       677.0
Shareholders' equity                    142.7     130.2     121.3     114.1   2,112.8   2,111.0   2,075.2       852.4
----------------------------------------------------------------------------------------------------------------------

Cash Flow
Operating activities                     (0.6)     (2.9)     (6.7)    (13.8)     10.9       4.0     (59.5)       (0.5)
Financing activities                        -       0.2       6.1     150.0         -         -         -           -
Investing activities                    (30.5)    (62.6)    (62.3)    (72.8)    362.2    (116.0)   (107.8)     (148.7)
----------------------------------------------------------------------------------------------------------------------

Quarterly results for 2008 have been re-stated to reflect a change in allocation of costs during the year
*Includes royalties and transportation costs and depreciation
**Includes impact of provisionally priced sales which retain exposure to future changes in commodity prices being marked-to-market based on the LME forward rate for copper and LMB spot price for cobalt at the balance sheet date and repricing of those provisional sales in future periods
***Sales to June 1, 2008 (3,619 tonnes) were capitalized to mineral interest as they were prior to commencement of commercial production.

The following production information sets out the quarterly results for the Company since initial mining began in the quarter ended June 30, 2007.

                                      2007      2007      2007      2008      2008      2008       2008
                                       Q2        Q3        Q4        Q1        Q2        Q3         Q4

Cobalt and Copper Production
 Statistics*
Underground Mining
Waste mined (tonnes)                    3,469     4,029     5,972    17,760    19,570    14,478    27,740
Ore mined (tonnes)                     27,995    42,147   105,367   117,948   125,505   152,520   155,360
Copper grade                             2.91      2.60      3.86      4.08      3.94      3.53      4.19
Cobalt grade                             0.44      0.46      0.43      0.37      0.45      0.45      0.44
Open Pit Mining
Waste mined (tonnes)                  512,574 1,400,998 1,610,830 1,250,836 1,652,307 1,320,606 1,181,999
Ore mined (tonnes)                          -    36,986    63,705    95,055   103,791   151,044   129,653
Copper grade                                -      1.18      1.18      1.35      1.75      1.53      2.18
Cobalt grade                                -      0.50      0.50      0.83      0.80      0.98      0.19
Concentrator
Ore processed (tonnes)                      -    71,247    84,726   206,615   218,530   269,997   305,445
Concentrate produced (tonnes)               -     4,571     8,247    23,786    21,943    27,690    30,814
Metullurgical Plant
Copper produced (tonnes)                    -         -       340     3,946     5,314     6,812     6,050
Cobalt produced (tonnes)                    -         -         -         -       120       356       273
----------------------------------------------------------------------------------------------------------

Concentrate Production Statistics**
Open Pit Mining
Waste mined (tonnes)                                              1,998,161 1,598,767 1,333,922   438,413
Ore mined (tonnes)                                                   50,718   156,632   269,897   132,545
Copper grade                                                           1.30      1.36      1.39      1.44
Cobalt grade                                                           1.39      1.32      1.01      1.23
Concentrator
Ore processed (tonnes)                                               34,963   201,419   230,231    89,140
Concentrate produced (tonnes)                                         2,903    13,463    14,588     5,704
Copper grade in concentrate                                           11.51     11.72     12.68     12.75
Cobalt grade in concentrate                                            7.03      5.48      3.78      4.95
----------------------------------------------------------------------------------------------------------
     *Commercial production did not commence until June 1, 2008.
     **Concentrate production operations were acquired from Nikanor Plc and only the production results relating to operations from the acquisition date are shown.